RESULTS OF ANNUAL MEETING OF SHAREHOLDERS (UNAUDITED)

On January 27, 2000, the Annual Meeting of Shareholders of The First Israel Fund, Inc. (the "Fund") was held and the following matters were voted upon:

(1) To re-elect two directors to the Board of Directors of the Fund.

Name of Director        For             Withheld        Non-Votes

Dr. Enrique R. Arzac   2,272,485        27,670          2,118,040

William W. Priest, Jr. 2,271,957        28,198          2,118,040

In addition to the directors re-elected at the meeting, George W. Landau, Jonathan W. Lubell, Steven N. Rappaport and Richard W. Watt continue to serve as directors of the Fund.

(2) To ratify the selection of PricewaterhouseCoopers LLP as independent public accountants for the fiscal year ending
September 30, 2000.

For             Against         Abstain         Non-Votes
2,257,869       26,351          15,935          2,118,040